Exhibit 99.3

Entree Gold Inc.
Security Class Holder Account Number
Form of Proxy - Annual General Meeting to be held on June 26, 2014 This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.           Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.           If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3.           This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.           If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.           The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.           The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.           This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8.           This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 10:30 AM (Pacific Daylight Time) on Tuesday, June 24, 2014.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
Go to the following web site:
www.investorvote.com
Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup”.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
24AP14164.E.sedar/000001/000001/i

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Appointment of Proxyholder
I/We, being holder(s) of Entree Gold Inc. (the "Company") hereby appoint: Rt. Hon. Lord Howard of Lympne, Chairman of the Board of Directors of the Company, or failing him, Gregory Crowe, President, Chief Executive Officer and a Director of the Company, or failing him, James Harris, Deputy Chairman of the Board of Directors of the Company,
Print the name of the person you are appointing if this person is someone OR other than the Chairman of the Meeting.
as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as recommended by Management) on all other matters that may properly come before the Annual General Meeting of shareholders of Entree Gold Inc. to be held at 2900 - 550 Burrard Street, Vancouver, British Columbia, on June 26, 2014 at 10:30 AM (Pacific Daylight Time) and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY
1. Number of Directors
To set the number of Directors at seven.
HIGHLIGHTED TEXT
OVER THE BOXES.
HOD
Against
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2. Election of Directors
01. Rt. Hon. Lord Howard of Lympne
04. Lindsay Bottomer 07. Gorden Glenn
BED Withhold
02. James Harris
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□           □ 05. Gregory Crowe
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BSD Withhold □ □ □ □
03. Mark Bailey 06. Alan Edwards
BOD Withhold □ □ □ □
BOD Withhold
3. Appointment of Auditors
Appointment of Davidson & Company LLP, Chartered Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.
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tar Against
4. Renewal of Stock Option Plan                                                      \ \ \ \
RESOLVED, as an ordinary resolution, that the renewal of the Company’s Stock Option Plan (the “Plan”), and all unallocated options issuable1—1 1—1 pursuant to the Plan, be approved, and the Company be authorized to grant options under the Plan until June 26, 2017.
Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
E GOQ
1 8 9 7 5 8
A R 0
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